The accompanying notes are an integral part of these financial statements. 4
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2023

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _______________ to _______________

Commission File Number 001-37504

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

BankProv 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Provident Bancorp, Inc.
5 Market Street
Amesbury, Massachusetts 01913

BANKPROV 401(k) PLAN

Financial Statements

and

Supplemental Schedule

As of December 31, 2023 and 2022

For the Year Ended December 31, 2023

BANKPROV 401(k) PLAN

TABLE OF CONTENTS

The following financial information is submitted herewith:

All schedules, except as listed above, that are required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan participants of the BankProv 401(k) Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the BankProv 401(k) Plan (the Plan) as of December 31, 2023 and 2022, and the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2023 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Caron & Bletzer, PLLC

We have served as the Plan’s auditor since 2021

Kingston, NH

June 10, 2024

BANKPROV 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2023 and 2022

	At December 31,
	2023	2022
Investments, at fair value:
Provident Bancorp, Inc. common stock	$4,469,493	$4,064,392
Mutual funds	19,459,063	15,500,543
Common collective trust	662,798	—
Total investments	24,591,354	19,564,935
Receivables:
Employer contributions	75,747	85,842
Notes receivable from participants (see Note 2)	152,648	243,241
Total receivables	228,395	329,083
Net assets available for benefits	$24,819,749	$19,894,018

The accompanying notes are an integral part of these financial statements.

BANKPROV 401(k) PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2023

ADDITIONS
Investment Income:
Net appreciation in fair value of investments	$3,284,507
Dividend income	474,610
Interest income on notes receivable from participants	12,637
Total investment income	3,771,754
Contributions:
Participant	1,614,541
Employer	1,131,309
Rollover	799,251
Total contributions	3,545,101
Total additions	7,316,855

DEDUCTIONS
Benefits paid to participants	2,324,569
Administrative fees	66,555
Total deductions	2,391,124
Net increase	4,925,731
Net assets available for benefits - beginning of year	19,894,018
Net assets available for benefits - end of year	$24,819,749

The accompanying notes are an integral part of these financial statements.

BANKPROV 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2023 and 2022

1. Description of the Plan

The following description of the BankProv 401(k) Plan (the “Plan”) as adopted by BankProv provides only general information. Participants should refer to the Plan document and the summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of BankProv (the “Bank”). The Bank is a wholly-owned subsidiary of Provident Bancorp, Inc. (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility Requirements

To become eligible for participation, an employee must have reached 21 years of age.

Contributions

Each year, participants may contribute to the Plan a percentage of their annual compensation, on a pre-tax or after-tax (“Roth”) basis, as defined in the Plan, up to 90% of eligible compensation subject to the maximum amount allowable under the provisions of the Internal Revenue Code (“IRC”). Participants who have attained age 50 before the end of the plan year are also eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans or defined contribution plans  (“rollovers”). Participants direct the investment of their contributions into various investment options offered by the Plan.

Eligible employees are automatically enrolled in the Plan with a pre-tax deferral contribution of 3%, unless they complete a waiver indicating they do not wish to participate in the Plan or they make an affirmative election.

The Bank makes a safe harbor matching contribution to eligible participants, equal to 100% of participant deferrals, up to 6% of each participant’s eligible compensation contributed to the Plan. For the plan year ended December 31, 2023, the Bank made safe harbor contributions totaling $1,131,309. The Bank may also make a  discretionary contribution to eligible employees. There were no discretionary contributions made for the plan year ended December 31, 2023. To be eligible for discretionary contributions, participants must be employed on the last day of the Plan year and complete 1,000 hours of service during the Plan year. Any active participant who retires, dies or becomes disabled is also eligible for discretionary contributions.

Participant Accounts

Each participant’s account is credited or charged with contributions, investment income and administrative expenses. Investment income, including realized and unrealized gains and losses, and expenses are allocated to participants’ accounts based on each participant’s account balance within each fund. Participants determine the percentage in which contributions are to be invested in each fund. Participants may change their investment options as set forth in the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments

The Plan currently offers the option to invest in Company Common Stock, a common collective trust, as well as a variety of mutual funds.

Vesting

Participants are vested immediately in their contributions and the Bank’s safe harbor matching contributions, plus actual earnings thereon. Vesting in the Bank’s discretionary contributions plus earnings thereon is based on years of continuous service. A participant is 100% vested after three years of credited services.

Forfeitures

When certain terminations of participation in the Plan occur, the nonvested portion of the participant’s account represents a forfeiture, as defined by the Plan. Forfeitures are first used to restore re-employed participants’ accounts. Any remaining forfeitures may be used to pay administrative expenses, to reduce Bank contributions, or may be allocated to participants. There were no forfeitures to use during 2023, and there were no unallocated forfeitures at December 31, 2023 and 2022, respectively.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance reduced by any outstanding loan balance on the date a new loan is made.  Loans must bear a reasonable rate of interest. The loans are secured by the balance in the participant’s account. All loans must be repaid within five years unless the proceeds are used for the purchase of a primary residence, in which case a longer repayment period is allowed. No more than two loans may be outstanding at any time. Principal and interest is generally paid ratably through payroll deductions each pay period.

Payment of Benefits

Upon termination of service, retirement or death, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in a lump-sum amount, installment payments,  partial withdrawals or annuity payments. Participant’s may also take an in-kind distribution for the portion of their account that is held in Company common stock. In-service withdrawals from the participant’s account are available upon reaching age 59½. A participant may withdraw from their rollover account at any time. If a participant’s vested account balance is $1,000 or less, the Plan Administrator can distribute the entire balance in a lump-sum amount.

Hardship Withdrawals

Hardship withdrawals are available from the participant’s elective deferral account, including earnings thereon, in order to meet a participant’s immediate and heavy financial need.  Hardship distributions relating to medical, tuition, or funeral expenses of a beneficiary are also permitted.

2. Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA.

Use of Estimates

The preparation of financial statements in conformity with GAAP and the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of Fair Value Measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are charged against participant accounts when incurred. No allowance for credit losses has been recorded as of December 31, 2023 and 2022. Defaulted notes receivable from participants, if applicable, are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Administrative Expenses

Substantially all administrative expenses incurred by the Plan are paid by the Plan. Expenses that are paid by the Company are excluded from these financial statements. Investment related expenses are included in net appreciation (depreciation) in fair value of investments.

3. Risk and Uncertainties

The Plan provides for various investment options which are exposed to various risks, including interest rate, market and credit risks. Market risks include global events which could impact the value of investment securities. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances, the amounts reported in the statements of net assets available for benefits, and the amounts reported in the statement of changes in net assets available for benefits.

4. Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 -	Inputs to the valuation methodology are unadjusted quoted market prices for identical assets or liabilities in active markets that the Trust has the ability to access.
Level 2 -

Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; or inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 -	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value by the Plan. There have been no changes in the methodologies used at December 31, 2023 and 2022.

Provident Bancorp, Inc. common stock: Valued at fair value based on quoted market prices.

Mutual funds:  Valued at the daily closing price reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the SEC. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common collective trust: Valued at the net asset value of units of a collective trust. The net asset value, as provided by the fund manager, is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31:

	2023
		Quoted Prices in Active Markets for Identical Assets	Significant Observable Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Investments measured in the fair value hierarchy
Common Stock	$4,469,493	$4,469,493	$—	$—
Mutual funds	19,459,063	19,459,063	—	—
Total investments measured in the fair value hierarchy	23,928,556	$23,928,556	$—	$—
Investment measured at net asset value[1]
Common collective trust	662,798
Total investments at fair value	$24,591,354

(1)

In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

The Cohen and Steers US Realty RS Fund common collective trust seeks to maximize total return by outperforming its benchmark over the long term. To achieve this objective the fund invests in a diversified portfolio of common stocks of real estate companies and other permitted investments.  Five-day notice is required for withdrawals in excess of 20% of the Plan’s investment in the trust. Participant directed redemptions are allowed daily with a one-day notice. There are no unfunded commitments.

	2022
		Quoted Prices in Active Markets for Identical Assets	Significant Observable Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Common Stock	$4,064,392	$4,064,392	$—	$—
Mutual funds	15,500,543	15,500,543	—	—
Investments measured in the fair value hierarchy	19,564,935	19,564,935	—	—
Total investments at fair value	$19,564,935	$19,564,935	$—	$—

5. Continuance of the Plan

The Bank has the right under the Plan to terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants become fully vested and are entitled to receive their respective shares of the Plan’s net assets after payment of all liabilities and expenses. At December 31, 2023, the Plan had not expressed any intention to terminate and expects to continue the Plan indefinitely.

6. Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the sponsor of the pre-approved plan document adopted by the Company by a letter dated June 30, 2020 that the pre-approved plan document adopted by the plan sponsor is designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the opinion letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC and therefore believes the Plan is qualified and the related trust is tax-exempt.

During the 2021 audit, it was discovered that the Plan’s written provisions were not all consistent with its operation or management’s expressed intentions. To correct the operational errors, the Plan entered the IRS’ Employees Plan Compliance Resolution System (“EPCRS”). Plan management believes that under the EPCRS Voluntary Correction Program (“VCP”) the identified errors will be corrected, and that the IRS will issue a compliance statement preserving the tax-exempt status of the Plan. On March 27, 2024, the IRS issued a compliance statement preserving the tax-exempt status.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

7. Related Party and Party-in-Interest Transactions

Section 3(14) of ERISA defines a party-in-interest to include, among others, fiduciaries or employees of the Plan, any person who provides services to the Plan or an employer whose employees are covered by the Plan. Accordingly, loans to participants and the management of investments held by the trustee are considered party-in-interest transactions.

The Plan offers the Company’s stock as an investment option for Plan participants. Balances of the Plan sponsor’s company stock was $4,469,493 and $4,064,392 as of December 31, 2023 and 2022, respectively.

8. Subsequent Events

The Bank has evaluated subsequent events through the date the financial statements were issued.

SUPPLEMENTAL SCHEDULE

BANKPROV 401(k) PLAN

EIN: 04-3497377, PLAN NUMBER: 002

Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at end of year)

December 31, 2023

		(c) Description of Investment
	(b) Identity of Issue, Borrower,	(Including Maturity Date, Rate of Interest,		(e) Current
(a)	Lessor or Similar Party	Collateral, Par or Maturity Value)	(d) Cost	Value
*	Provident Bancorp, Inc.	Common stock	**	$4,469,493
	Vanguard Treasury MM Inv Fund	Mutual fund	**	1,026,349
	Victory ST Bond Inst Fund	"	**	1,270,123
	BrandywineGLBL Corp Crd IS Fund	"	**	561,114
	TCW Emerging Markets Inc I Fund	"	**	196,635
	Vanguard Int-TM Bond Index ADM Fund	"	**	2,875,556
	American Funds Target Date Retirement 2020 Fund R6	"	**	2,743
	American Funds Target Date Retirement 2025 Fund R6	"	**	197,203
	American Funds Target Date Retirement 2030 Fund R6	"	**	157,766
	American Funds Target Date Retirement 2035 Fund R6	"	**	389,818
	American Funds Target Date Retirement 2040 Fund R6	"	**	240,936
	American Funds Target Date Retirement 2045 Fund R6	"	**	1,058,455
	American Funds Target Date Retirement 2050 Fund R6	"	**	277,831
	American Funds Target Date Retirement 2055 Fund R6	"	**	160,602
	American Funds Target Date Retirement 2060 Fund R6	"	**	159,811
	American Funds Target Date Retirement 2065 Fund R6	"	**	60,482
	Fidelity 500 Index Fund	"	**	3,605,525
	Vanguard Hi Div Yld Idx Adm Fund	"	**	1,024,650
	Vanguard Mid Cap Index Adm Fund	"	**	2,813,197
	Vanguard Mid Cap Value Index Adm Fund	"	**	157,218
	Vanguard Small Cap Index Adm Fund	"	**	1,186,163
	Vanguard Small Cap Value Idx Adm Fund	"	**	147,883
	Dimensional Fund Advisors Emerging Markets I Fund	"	**	429,577
	Dimensional Fund Advisors International SC Val Fund	"	**	111,200
	Vanguard Dev Market Index ADM Fund	"	**	1,348,226
	Cohen & Steers US Realty RS Fd	Common collective trust	**	662,798
*	Notes Receivable from Participants	(4.25% - 10.50%)	- 0 -	152,648
				$24,744,002

*Party-in-interest.

**Cost information is not required for participant-directed investments.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BANKPROV 401(k) PLAN

Date: June 10, 2024	By:	/s/ Kenneth R. Fisher
Name: Kenneth R. Fisher
Title: Plan Administrator

Exhibit Index

Exhibit	Description
23.1	Consent of Independent Registered Public Accounting Firm (Caron & Bletzer, PLLC)